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                                                               Exhibit 23(i)(2)
                                  ROPES & GRAY
                             ONE INTERNATIONAL PLACE
                              BOSTON, MA 02110-2624
                              Phone: (617) 951-7000
                               Fax: (617) 951-7050

                                               July 31, 2001

Century Capital Management Trust
One Liberty Square
Boston, MA  02109

Re:      Century Shares Trust Series of Century Capital Management Trust

Ladies and Gentlemen:

         You have informed us that you propose to register under the Securities Act of 1933, as amended (the "Act"), and offer and sell from time to time shares of beneficial interest, without par value ("Shares"), of your Century Shares Trust Series (the "Series").

         We have examined an executed copy of your Agreement and Declaration of Trust (the "Declaration of Trust"), on file in the office of the Secretary of State of The Commonwealth of Massachusetts. We are familiar with the actions taken by your trustees to authorize the issue and sale to the public from time to time of authorized and unissued Shares of the Series. We have also examined a copy of your By-Laws and such other documents as we have deemed necessary for the purpose of this opinion.

         Based on the foregoing, we are of the opinion that:

         1. The beneficial interest of the Series is divided into an unlimited number of Shares.

         2. The issue and sale of the authorized but unissued Shares of the Series have been duly authorized under Massachusetts law. Upon the original issue and sale of any of such authorized but unissued Shares and upon receipt by the Series of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

         Century Capital Management Trust (the "Trust") is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder held personally liable solely by reason of his or her being or having been a shareholder of that series. Thus, the risk of a shareholder incurring financial loss on account of being such a shareholder is limited to circumstances in which that series of shares itself would be unable to meet its obligations.

         We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-lA (File No. 333-86067) relating to such offering and sale.

                                             Very truly yours,

                                             /s/ Ropes & Gray
                                             Ropes & Gray

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